# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TaskUs, Inc., CIK 0001829864
CUSIP: 87652V109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1650 INDEPENDENCE DRIVE, 1650 INDEPENDENCE DRIVE, NEW BRAUNFELS, Texas (TX), 78132
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001635999-24-000002
Filed by CIK 0001635999

## Reporting persons
- Think Investments LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,512,150; sole dispositive power 0; shared dispositive power 3,512,150; aggregate amount beneficially owned 3,512,150 (9.6% of the class)
- Think India Opportunities Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,512,150; sole dispositive power 0; shared dispositive power 3,512,150; aggregate amount beneficially owned 3,512,150 (9.6% of the class)

## Item 1. Issuer
Name of issuer: TaskUs, Inc.
Address of issuer's principal executive offices: 1650 INDEPENDENCE DRIVE, 1650 INDEPENDENCE DRIVE, NEW BRAUNFELS, TEXAS, 78132.

## Item 2. Person Filing
Name of person filing:
Think Investments LP
Think India Opportunities Master Fund LP
Address of principal business office or, if none, residence:
One Letterman Drive
Building C, Suite CM-420
San Francisco, CA 94129
Citizenship:
Think Investments LP - Delaware
Think India Opportunities Master Fund LP - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The responses to questions 5 through 9 and 11 on the cover page(s) are incorporated by reference into this item 4.
Percent of class: The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Statement on Schedule 10-Q filed with the Securities and Exchange Commission on May 7,2026, in which the Issuer stated that the number of Class A common stock outstanding as of May 1, 2026 was 36,545,511 shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,512,150
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,512,150

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Think Investments LP is filing this Schedule 13G because, as the investment adviser of one or more investment partnerships or pooled investment vehicles that beneficially hold the Securities, Think Investments LP has been granted the authority to dispose of and vote such Securities. The investment partnerships have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to PN is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I - JT Agreement TASK

## Signatures
- Think Investments LP: Marcus A. Werner, Chief Compliance Officer of Think Investments LP (08/14/2026)
- Think India Opportunities Master Fund LP: Marcus A. Werner, Chief Compliance Officer of the Investment Advisor of Think India Opportunities Master Fund LP (08/14/2026)